May 28, 2003

Karen J. Garnett
Assistant Director
United States
Securities and Exchange Commission
Mail Stop 0409
Washington, D.C.

Re:	OmniComm Systems, Inc. Registration Statement on Form SB-2 File No. 333-76016

Dear Ms. Garnett:

Pursuant to Regulation C, Rule 477 of the Securities Act of 1933 please accept this correspondence as an official request for withdrawal of the above captioned Registration Statement on Form SB-2 effective the date of this letter. The Company has chosen to withdraw the submission of this registration statement due to the unfavorable market conditions for issuers of our size. The Company did not use this registration statement for the sale of any securities.

If you have any questions regarding this issue please do not hesitate to contact me at 954.473.1254.

Sincerely,

Ronald T. Linares Chief Financial Officer

Cc: Paul Fisher